Exhibit 99.6

What was announced today?

•	Epiq has agreed to be acquired by OMERS Private Equity, the private equity arm of the OMERS pension plan, and funds managed by Harvest Partners, a leading middle-market private equity fund.

•	Upon the closing of the transaction, Epiq shareholders will receive $16.50 in cash for each share of Epiq’s common stock they own.

•	Upon completion of the transaction, Epiq will become a privately held company and will be combined with DTI, a leading global legal process outsourcing (LPO) company majority-owned by OMERS and managed by OMERS Private Equity.

Why is this happening?

•	This transaction represents the successful culmination of a comprehensive review of strategic and financial alternatives to maximize value for all of Epiq’s shareholders.

•	After careful consideration, the Board determined that this transaction represents the most attractive alternative to maximize shareholder value.

•	This represents a premium of 42% to Epiq’s unaffected closing share price of $11.63 as of February 19, 2016, the last trading day before a media report speculating about potential offers for the company.

•	OMERS Private Equity and Harvest Partners are strong investors with substantial resources and expertise, and we look forward to continued success as a private company under their ownership.

•	OMERS Private Equity and Harvest Partners view Epiq as an industry leader with significant growth potential and our portfolio fits well with their investment philosophy of investing in successful companies in sustainable growth industries.

•	Both OMERS Private Equity and Harvest Partners are deeply familiar with our industry, and we feel they are ideal partners for Epiq.

How will joining forces with DTI benefit our company and clients?

•	The combination of Epiq and DTI provides an attractive opportunity for both companies to build on existing strengths to create a stronger legal services and technology provider well positioned to address the increasingly global marketplace.

•	By coming together we hope to be able deliver to clients around the world a more robust base of services, capabilities and expertise that is unmatched in the industry.

•	This combination creates a global organization to work with regionally diverse client bases, delivering local service and segment expertise – whether it be complex, global legal discovery, class action or mass tort administration, corporate restructuring, Chapter 7 case management or more general legal services outsourcing.

•	Given the increasing competitive pressure in the industry, this combination will also allow us to drive the efficiencies our clients are seeking.

•	We are confident that the combined knowledge of our consulting and technical personnel, together with our technology, process and workflow expertise will enhance the value of all of our service offerings, and bring greater efficiencies to our clients worldwide.

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•	We look forward to the opportunity to work alongside the DTI team to build upon our existing strengths. A natural outcome of this partnership and expansive market footprint will be the increased opportunities for cross-selling, cross-training and development and career growth for our associates.

What does it mean to transition from a public to a private company and how does this benefit Epiq and its stakeholders?

•	Going private means that Epiq’s stock will no longer be publicly traded on the stock market and the trading of our stock on the NASDAQ will cease on the date the transaction closes.

•	“Private company” status allows us to be more focused on long-term strategy and growth, with fewer short-term reporting requirements that are in place for a public company. It also enables us to devote more energy and resources to what we do best: creating client-driven innovative solutions and delivering best-in-class services every day, wherever we operate.

•	Please keep in mind that until the close of the transaction – which is expected to occur in the fourth quarter of 2016 – we remain an independent, public company.

Who will run the company? Will there be changes in executive leadership?

•	Until the transaction with OMERS Private Equity and Harvest Partners closes, Epiq and DTI remain independent companies and it is business as usual.

•	During this same period, we will begin to plan for how the company will operate post-closing and decisions regarding the executive leadership team will be made.

Will we continue to operate as a separate unit with our own identity?

•	Until the transaction with OMERS Private Equity and Harvest Partners closes, Epiq and DTI remain independent companies and it is business as usual.

•	During this same period we will begin to plan for how the combined company will operate post-closing and such details will become clearer and communicated at the appropriate time.

Where will the headquarters of the combined company be located?

•	During the integration planning stages, real estate will be assessed to understand how the locations of both organizations will best be used most efficiently.

•	While it is still early in the process, one of the benefits of the combination is the expanded market footprint our combined office locations provide.

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Will I have to relocate?

•	It is still early in the process, and additional details will be provided as we work towards closing the transaction, which is expected to occur in the fourth quarter of 2016.

•	We understand that you will have many questions about what this announcement means for you and we will update you with developments as we begin the integration planning process.

What will the name of the combined companies be?

•	It is still early in the process, and additional details will be provided as we work towards closing the transaction, which is expected to occur in the fourth quarter of 2016.

•	We understand that you will have many questions about what this announcement means for you and we will update you with developments as we begin the integration planning process.

What is the product strategy for the combined organization? What is the product integration plan?

•	Between now and the closing of the transaction, integration teams from both Epiq and DTI will be planning the steps necessary for successful integration that will occur after closing, such as product roadmaps and delivery plans, go-to-market programs, and synergies between the two product portfolios.

•	After the closing, we will begin providing more details and a timeline for delivering a joint roadmap appropriate to clients, partners, and industry participants.

Will there be changes to our current benefits and compensation programs?

•	It is still early in the process, and additional details will be provided as we work towards closing the transaction.

•	We understand that you will have many questions about what this announcement means for you and we will update you with developments as we begin the integration planning process.

What will this mean for our associates? Will reporting structures change?

•	OMERS Private Equity and Harvest Partners’ decision to acquire Epiq is indicative of the tremendous value they see in our company and the significant opportunities we have for continued growth and success.

•	Ultimately, this transaction is about growth and we expect expanded opportunities for cross-selling, cross-training and career growth for our associates.

•	Until the transaction with OMERS Private Equity and Harvest Partners closes, which is expected to occur in the fourth quarter of 2016, Epiq and DTI remain independent companies and it is business as usual.

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•	As with any transaction of this sort, there are steps that still need to be taken before the deal is finalized.

•	We understand that you will have many questions about what this announcement means for you and we will update you with developments as we begin the integration planning process.

•	We will continue to communicate with you regarding the process as it proceeds.

•	Our people remain at the core of what we do each day. Epiq remains committed to our associates and doing what is best for them.

Do we have access to DTI’s client base immediately?

•	Until the transaction with OMERS Private Equity and Harvest Partners closes, which is expected to occur in the fourth quarter of 2016, Epiq and DTI remain independent companies and it is business as usual.

•	You will continue to serve Epiq’s clients just as you always have.

•	Do not share or discuss any competitively sensitive information, particularly client-related information, with anyone at DTI until after the transaction closes, and then on a need-to-know basis, similar to how we treat this sensitive information at Epiq currently.

•	As with any transaction of this sort, there are steps that still need to be taken before the deal is finalized.

Who is going to sell what products? Will the existing sales organization structure change?

•	Between this announcement and the close of the transaction, we will begin planning the appropriate product sales strategy and approach we will take in the market after closing.

•	Specific details will be available as they are determined after the acquisition closes.

Organizationally is it our intention to integrate the Epiq and DTI sales team within the broader organization?

•	Specific details regarding organizational structure will be available after the acquisition closes.

Can we immediately begin selling or positioning DTI solutions to our clients and prospects?

•	No. Until the acquisition closes, which is expected to occur in the fourth quarter of 2016, DTI and Epiq remain separate companies and it is inappropriate for a DTI employee to represent Epiq products in any way (or vice versa).

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Should I contact the DTI sales reps to start account planning?

•	No. Do NOT reach out to contact DTI sales reps for any purposes related to this announcement. All associates must recognize that until the closing of the transaction, DTI and Epiq remain separate companies.

•	Continue to operate business as usual. There will be adequate time after the acquisition has closed for Epiq and DTI employees to meet.

I own Epiq shares. What do I need to do?

•	Upon successful completion of the transaction, your common shares will be exchanged for $16.50 in cash for each share you own at the close of the transaction.

•	Following the closing, you will no longer have any ownership interests in the company. Please consult your tax advisor to advise you as to the capital gains and other tax considerations related to this transaction.

•	We will provide further detail and communication on what you should be aware of and what you might need to do with regards to the exchange of your common stock for cash in the coming weeks leading to the deal close.

I have stock options and/or restricted stock units. What will happen?

•	Upon close of the transaction, all unvested restricted stock and stock options will vest immediately. The value of your equity will be converted to cash at a price of $16.50 per share. Please remember that if you are an option holder, the cash received would be equal to $16.50 per share minus the option exercise price, subject to any withholding.

•	The restricted stock and options will be processed at closing. You will receive a separate communication with further information at that time.

•	We will provide further detail and communication on what you should be aware of and what you might need to do with regards to the exchange of your common stock for cash in the coming weeks leading to the deal close.

When is the transaction expected to close? What can we expect until then?

•	The transaction is currently expected to close in the fourth quarter of 2016, subject to approval by Epiq shareholders and other customary closing conditions.

•	Upon close, Epiq shares will no longer be listed on the NASDAQ.

•	Until the transaction with OPE and Harvest Partners closes, it remains business as usual and you should continue to do the great work we have come to expect from all of you and to serve our clients in the manner they’ve come to expect from Epiq.

•	We understand that you will have many questions about what this announcement means for you and we will update you with developments as we begin the integration planning process.

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Whom can I talk to if I have more questions?

•	We understand that you will have many questions about what this announcement means for you and we will continue to communicate with you regarding the process as it proceeds.

•	If you have any questions or concerns, please do not hesitate to ask your manager or your HR business partner.

What do I do if I am contacted by the media or anyone from the outside inquiring about the transaction?

•	It is important that we speak with one voice. Consistent with our communications policy, please immediately forward any inquiries you may receive to Kelly Bailey (kbailey@epiqsystems.com, 913-621-9500) and/or Catherine Ostheimer (costheimer@epiqsystems.com, 212-710-6972).

Additional Information and Where to Find It

In connection with the proposed transaction, Epiq will file with the Securities and Exchange Commission (the “SEC”) and furnish to Epiq’s shareholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, EPIQ’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by Epiq with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of Epiq’s filings with the SEC from Epiq’s website at http://epiqsystems.com/investors or by directing a request to: Epiq Systems, Inc., 501 Kansas Avenue, Kansas City 66105-1300, Attn: Investor Relations, (913) 621-9500.

Epiq and certain of its directors, executive officers, and certain other members of management and employees of Epiq may be deemed to be participants in the solicitation of proxies from shareholders of Epiq in favor of the proposed merger. Information about directors and executive officers of Epiq is set forth in the proxy statement for Epiq’s 2016 annual meeting of shareholders, as filed with the SEC on Form DEF 14A on June 23, 2016. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger that Epiq will file with the SEC and furnish to Epiq’s shareholders.

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